Exhibit 99.2

May 16, 2019

Mohawk Group Holdings, Inc.

37 East 18th Street, 7th Floor

New York, NY 10003

Consent to Reference in Registration Statement

Mohawk Group Holdings, Inc. (the “Company”) is filing a Registration Statement on Form S-1, as may be amended from time to time (the “Registration Statement”), with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of shares of the Company’s common stock. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to the reference to me in the prospectus included in the Registration Statement as a future member of the board of directors of the Company. I also consent to the filing of this consent as an exhibit to the Registration Statement.

Sincerely,

/s/ Amy von Walter
Amy von Walter